This Form N-SAR/A amends the Form N-SAR of the registrant for the fiscal year and reporting period ended September 30, 2006 filed with the Securities and Exchange Commission on November 29, 2006. Subsequent to the filing of the September 30, 2006 Form N-SAR, the Fund determined that the criteria for sale accounting in Statement of Financial Accounting Standards No. 140 Accounting for Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities had not been met for certain transfers of municipal bonds and that the transfers should have been accounted for as secured borrowings rather than as sales. As a result, the statement of operations for each of Florida Portfolio's, Massachusetts Portfolio's, Minnesota Portfolio's, Pennsylvania Portfolio's and Virginia Portfolio's year ended September 30, 2006 and expense ratios to average net assets in the financial highlights for the years ended September 30, 2006, September 30, 2005 and
September 30, 2004 (and with respect to the Minnesota portfolio for the year ended September 30, 2003) have been restated in order to appropriately account for such transfers of securities as secured borrowings and report the related interest income and expense. With respect to the New
Jersey Portfolio, the statement of assets and liabilities and the portfolio of investments as of September 30, 2006, the statements of operations and changes in net assets for the year then ended and the financial highlights for each of the four years then ended have been restated in order to appropriately account for such transfers of securities as secured borrowings and the related interest income and expense. As a result of these restatements, certain information for Items 62, 72 and 74 has been restated.